UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)

N.A.
(Translation of registrant’s name into English)

COLOMBIA
(Jurisdiction of incorporation or organization)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

COMPOSITION OF ECOPETROL S.A.’S BOARD OF DIRECTORS

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) reports that in line with the company’s By-Laws, the Minister of Mines and Energy, Mr. Tomas Gonzalez Estrada, and the Director of the National Planning Department, Mr. Simon Gaviria Muñoz, were appointed members of the Board of Directors effective August 29, 2014.

Ecopetrol’s Board of Directors now includes the following members:

Representatives from the Government of Colombia:

• Minister of Finance and Public Credit (currently Mr. Mauricio Cardenas Santamaria)

• Minister of Mines and Energy (currently Mr. Tomas Gonzalez Estrada)

• Director of the National Planning Department (currently Mr. Simon Gaviria Muñoz)

Independent representatives:

• Gonzalo Restrepo López

• Joaquín Moreno Uribe

• Jorge Gabino Pinzón Sánchez

• Luis Fernando Ramírez Acuña

• Horacio Ferreira Rueda (representative from the hydrocarbons producing provinces)

• Roberto Steiner Sampedro (representative from the minority shareholders)

Bogota, September 5, 2014

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Ecopetrol is the largest company in Colombia and is integrated into the oil chain; it is among the 50 major oil companies in the world and among the four main ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it is present in exploration and production activities in Brazil, Peru & US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This report contains statements associated with the business perspectives, estimates for operational and financial outcomes and affirmations associated to Ecopetrol’s growth. All the above are projections, and as such are solely based on the expectations of its directors with respect to the future of the company and its ongoing access to capital to fund the company’s commercial plan. The realization of such estimates in the future depends on market conditions, regulations, competitiveness, performance of Colombia’s economy and industry, to mention a few; therefore, they are subject to changes without previous notice.

For further information, please contact:

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Fax: +571-234-4480

e-mail: mauricio.tellez@ecopetrol.com.co

Investor Relations Director

Alejandro Giraldo

Phone: +571-234-5190

e-mail: investors@ecopetrol.com.co

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ Magda N. Manosalva
Name:	Magda N. Manosalva
Title:	Chief Financial Officer

Date: September 5, 2014